1000 Jackson Street Toledo, Ohio 43604-5573	419.241.9000 419.241.6894 fax

www.slk-law.com
Mary Ellen Pisanelli
(419) 321-1313
mpisanelli@slk-law.com
April 15, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Mark Rakip
Re:	HEALTH CARE REIT, INC.: Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 SEC File No. 1-8923
Dear Mr. Rakip:
     On behalf of Health Care REIT, Inc. (the “Registrant”), we are submitting this letter in response to the Staff’s comments concerning the Form 10-K referenced above and as set forth in its letter dated April 7, 2010 (the “Comment Letter”). As a follow-up to our telephone conversation on April 14, 2010, this letter confirms the Registrant’s intention to file its response to the Comment Letter on or before Monday, May 17, 2010.
     We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (419) 321-1313.
Very truly yours,
/s/ Mary Ellen Pisanelli
Mary Ellen Pisanelli
of SHUMAKER, LOOP & KENDRICK, LLP
MEP/blp

cc:	Jeffrey H. Miller Scott A. Estes Erin C. Ibele Michael A. Crabtree Paul D. Nungester, Jr.